                                November 9, 2004

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   Barbara Jacobs, Esq.
             Mark P. Shuman, Esq.
             Sara Kalin, Esq.

       RE:   BUSINESS OBJECTS S.A.
             REGISTRATION STATEMENT ON FORM S-3
             FILED OCTOBER 8, 2004
             FILE NO. 333-119662

Ladies and Gentlemen:

      On behalf of Business Objects S.A. ("Business Objects"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated November 4, 2004 relating to the Registration Statement on Form S-3 (File No. 333-119662) originally filed with the Commission on October 8, 2004 ("Registration Statement").

      On behalf of Business Objects, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement ("Amendment No. 1"), and for the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 1 to Ms. Kalin by overnight delivery. Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

      In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Business Objects' response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.

Securities and Exchange Commission
Re:  Business Objects S.A.
November 9, 2004
Page 2

SELLING SHAREHOLDER

1. WHILE WE NOTE YOUR STATEMENT IN FOOTNOTE 2 TO THE SELLING SHAREHOLDER TABLE INDICATING THAT THE DIRECTORS OF NEW SAC "MAY BE DEEMED TO" HAVE SHARED VOTING OR DISPOSITIVE POWER OVER THE SHARES OWNED BY NEW SAC. PLEASE REVISE TO UNAMBIGUOUSLY IDENTIFY THE PERSONS WHO SHARE THE VOTING AND DISPOSITIVE POWERS OVER THE SHARES. IF THERE ARE SIGNIFICANT UNCERTAINTIES REGARDING THE IDENTITIES OF THE PERSONS WITH THESE POWERS OR AS TO WHETHER THE PERSONS YOU IDENTIFY EXERCISE THOSE POWERS, YOU SHOULD PROVIDE AN EXPLANATION OF THOSE FACTUAL CONDITIONS. CONSISTENT WITH INTERPRETATION I.60 OF THE JULY 1997 MANUAL OF PUBLICLY AVAILABLE CF TELEPHONE INTERPRETATIONS, AND 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO THE CF TELEPHONE INTERPRETATION MANUAL, THE REQUESTED INFORMATION IS REQUIRED BY ITEM 507 OF REGULATION S-K

      Business Objects has revised the disclosure on pages 22 and 23 of Amendment No. 1 in response to the Staff's comment.

INFORMATION INCORPORATED BY REFERENCE

2. WHILE YOUR INCORPORATION BY REFERENCE SECTION LISTS THE "FORM 8-K FILED DECEMBER 23, 2004" RELATING TO YOUR ACQUISITION OF CRYSTAL DECISIONS, IT APPEARS THAT THIS FORM 8-K WAS ACTUALLY FILED ON DECEMBER 23, 2003. PLEASE REVISE ACCORDINGLY.

      Business Objects has revised the disclosure on page 44 of Amendment No. 1 in response to the Staff's comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2003

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, P. 106

3. WE NOTE YOUR STATEMENT IN THE SECOND PARAGRAPH OF THIS SECTION INDICATING THAT "NO EVALUATION OF CONTROLS CAN PROVIDE ABSOLUTE ASSURANCE THAT ALL ERRORS OR FRAUD, IF ANY, WITHIN A COMPANY MAY BE DETECTED." PLEASE SUPPLEMENTALLY CONFIRM THAT THE DETERMINATION MADE BY MANAGEMENT THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF THE END OF THE PERIOD COVERED BY YOUR 2003 FORM 10-K, WAS MADE AT THE REASONABLE ASSURANCE LEVEL. SEE SECTION II.F.4 OF SEC RELEASE NO. 34-47986. ALSO, IN

Securities and Exchange Commission
Re:  Business Objects S.A.
November 9, 2004
Page 3

      PREPARING FUTURE FILINGS, PLEASE INCLUDE TEXT THAT INDICATES THAT THE CERTITUDE OF YOUR EFFECTIVENESS DETERMINATION WAS AT THIS "REASONABLE ASSURANCE" LEVEL.

      Business Objects supplementally confirms to the Staff that at the time it made its determination regarding the effectiveness of its disclosure controls and procedures for its Annual Report on Form 10-K for the year ended December 31, 2003, such determination was in connection with the process developed by Business Objects in a manner consistent with its business management and supervisory practices as described in Release 34-4627. Business Objects supplementally advises the Staff that in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004, it stated that its Chief Executive Officer and Chief Financial Officer had "concluded that its disclosure controls and procedures were effective" without further qualification.

OTHER MATTERS

      On behalf of Business Objects, we inform the Staff that we will be requesting acceleration of the effectiveness of the Registration Statement as soon as practicable after the comments of the Staff concerning the disclosure set forth in the Registration Statement have been satisfied. Pursuant to Rule 461, such request may be made either in writing or orally. If the requests are made orally, we advise you that Business Objects is aware of its obligations under the Securities Act of 1933, as amended, in connection with requests for acceleration.

      Appropriate requests for acceleration of effectiveness and information required pursuant to Rules 460 and 461 of the Securities Act and 15c2-8 of the Securities Exchange Act of 1934, as amended, will be delivered to the Staff.

      In anticipation of providing a request for acceleration of the Registration Statement, pursuant to the letter dated November 4, 2004 from the Commission to Business Objects, Business Objects hereby acknowledges the following:

      - should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      - the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
Re:  Business Objects S.A.
November 9, 2004
Page 4

      - Business Objects may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Pursuant to Rule 472, Amendment No. 1 is filed herewith in response to the Staff's Comments. Business Objects confirms that no additional material changes were made in Amendment No. 1 for reasons other than: (i) in response to a specific Staff comment; (ii) as noted in this response letter; and (iii) to incorporate by reference the Business Objects Quarterly Report on Form 10-Q for the three months ended September 30, 2004 and to update relevant data and disclosure to conform to that made available in the Form 10-Q; and (v) to update the stock and option data to October 31, 2004.

      Please direct your questions or comments to John T. Sheridan of this office (650-320-4631) or me (650-320-4509). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Sheridan and me at 650-493-6811. Thank you for your assistance.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Julia Reigel

                                        Julia Reigel



cc:   Susan J. Wolfe, Esq.
      Larry W. Sonsini, Esq.
      John T. Sheridan, Esq.